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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            333-29869
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                         730873-ACO


                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X  Form 10-Q __ Form N-SAR

                 For Period Ended: June 30, 1997
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                          Poland Communications, Inc.
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Full Name of Registrant


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Former Name if Applicable

                              One Commercial Plaza
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address Of Principal Executive Office (STREET AND NUMBER)

                               Hartford, CT 06103
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The quarterly report of Poland Communications, Inc. (the "Company") on Form 10-Q could not be filed within the prescribed period because of (i) difficulties in coordinating and obtaining required information from the Company's foreign subsidiaries, (ii) transmitting financial statements and text from Poland to the United States, and (iii), as a conequence of the foregoing, the inability of the Company's independent auditors to complete their review as of the prescribed filing date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                John Frelas                                011-48-22-608-9810
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes    No

         The Company's revenues will increase, primarily due to an increase in the Company's cable television subscribers. The majority of the increase in subscribers was the result of acquisitions. Direct operating expenses increased due to the increased number of the Company's cable television subscribers, higher levels of technical personnel and increased maintenance costs associated with the recently acquired cable television networks and other costs.

         Selling, general and administrative expenses increased primarily as a result of an increase in sales and marketing expenses incurred in newly acquired networks, costs associated with the advertising revenue purchase from Atomic TV and costs of launching the HBO premium pay movie channel in Poland. Compensation expense was recorded in the second quarter of 1997 for options to purchase shares granted to two key executives.

         Depreciation and amortization expenses increased principally as a result of depreciation of additional cable television assets acquired in connection with the build-out of the Company networks and acquisitions.

         Interest expense increased substantially primarily due to the issuance of $130 million aggregate principal amount of the Company's 9 7/8% Senior Notes due 2003 (the "Notes") in October 1996.

         Interest and investment income increased substantially primarily due to the interest and investment income derived from the investment of a portion of the proceeds from the issuance of the Notes in October 1996.

         Foreign currency translation loss increased primarily due to increased assets subject to translation during the period resulting from the growth of the Company and less favorable exchange rate fluctuations.

         As a result of these factors the Company's net loss increased.

         It is not possible to qualify these changes at this time due to the factors set forth in Part III.


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                          Poland Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 15, 1997                By /s/ John Frelas
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                                       John Frelas, Chief Financial Officer